

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 21, 2010

Robert L. Trinka
Chairman, President and Chief Executive Officer
Phyhealth Corporation
700 South Royal Poinciana Boulevard
Suite 506
Miami, Florida 33166

> **Re:** **Phyhealth Corporation**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed July 13, 2010**
> **File No. 333-163076**

Dear Mr. Trinka:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. We note your response to our prior comment 1 and the footnote disclosure added to the registration fee table. Please revise the fee table so that each class of securities appears on a different line of the fee table (i.e. 10,063,936 shares of common stock; 3,240,000 shares of Series A Preferred Convertible stock; and 622,324 shares of Series B Preferred Convertible stock).

Prospectus Cover Page

2. Please revise the title in the prospectus cover page to state that you are registering 3,472,713 shares of common stock that will be issued to PHYH in addition to the 6,591,223 shares of common stock, 3,240,000 shares of Series A Preferred Convertible and 622,324 shares of Series B Preferred Convertible.

Risk Factors, page 11
General

3. We note our prior comment 8 and reissue the comment in part. Please delete the sentence "Such summary is not intended to be exhaustive of risks that are or may become relevant."

Related Party Transactions, page 29

4. Your disclosure about related party transactions with Nutmeg Group, LLC and Mr. Randall Goulding continues to refer to the "notes to the attached financial statements (Appendix F)." We are unable to find the notes to the financial statements discussing the related party transactions with Nutmeg Group, LLC and Mr. Goulding. Please tells us the page number where that disclosure appears or, if the reference is not correct, delete the reference to the financial statements.

PHYH Overview, page 31

5. Please refer to the revised disclosure on page 31. You updated the total accumulated deficit amount as of March 31, 2010 but did not change the percentage of non-cash adjustments to the total accumulated deficit amount. Please revise your disclosure accordingly.

Key Corporate Management, page 51

6. We note our prior comment 22 and reissue the comment in part. As required under Item 401(e) of Regulation S-K, please discuss for the Chairman and each of the directors the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director, in light of your business and structure.

Selected Financial Data, page 53

7. We note your revised disclosure in response to prior comment 26. The net loss per share amount for the fiscal year ended December 31, 2008 does not appear to agree to the amount in the historical financial statements of PHYH. Also, it appears that the net loss per share calculation for the fiscal year ended December 31, 2005 should be $(0.03) per share. Please revise your filing accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 59

8. We note the new footnote in response to our prior comment 29 and reissue the comment. Please identify by name the natural persons that have sole or shared voting or investment power over the security holders that are not natural persons. It is not sufficient to simply state that those shares are voted and owned by their respective principals without identifying those individuals by name.

Physicians Healthcare Management Group, Inc.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 3. Investment in and acquisition of Underwriters, goodwill and other assets, p F-32

9. Please refer to your response to comment 34. Tell us and disclose how you determined the fair value of the surplus note was $359,631. Please tell us how you determined that this amount is collectible given that Underwriters had previously written off all amounts due from Physhield. Also, please explain to us why the cash held by Underwriters and the liability owed to PHYH totaling $265,600 is not included in the purchase price allocation.

Physicians Healthcare Management Group, Inc.
Three Months Ended March 31, 2010 and 2009
Note 2. Investment in Securities
Restricted Marketable Securities, page F-57

10. You disclose that the restricted marketable securities cost is $1,140,000 which approximates the fair value based on the aggregate trading price of $1,602,319 less a discount for marketability. Please tell us how you determined the trading price and discount for each security.

11. Please refer to your disclosure on the valuation of the net present value of slowing selling shares of AccessKey over a three year period. Explain to us how you determined net cash flows of $607,000. In your response tell us your assumptions of stock price and daily trading volume over the three year period and why management believes these assumptions are reasonable considering these shares are not currently registered and cannot be sold until at least January 2011.

Signatures, page 77

12. Please revise the first paragraph in the Signatures section so that it reads: "Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of…"

13. We note our prior comment 39 and reissue the comment. If Mr. Trinka also serves as your Principal Accounting Officer, please revise the title under his signature to state that he is also signing in the capacity of Principal Accounting Officer. If someone other than Mr. Trinka serves in the capacity of Principal Accounting Office, please include the signature of such other individual.

*   *   *

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Dan Greenspan at (202) 551-3623 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Carl N. Duncan, Esq.
        Carl N. Duncan, Esq., LLC
        5718 Tanglewood Drive
        Bethesda, Maryland 20817